Exhibit 99.2

BioBlast Pharma The Genetic Orphan Disease Company HOPEMD Phase 2 Interim Results with Cabaletta® in OPMD Colin Foster – CEO Dalia Megiddo, MD - CDO October 27, 2015

Forward - Looking Statements This presentation includes statements that are, or may be deemed, ‘‘forward - looking statements.’’ In some cases, these forward - looking statements can be identified by the use of forward - looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” “potential” or, in eac h case, their negative or other variations thereon or comparable terminology, although not all forward - looking statements contain these words. They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the genetic orphan disease drug market size and its growth potential, our position and potential in the genetic orphan disease drug market, our product pipeline, th e t iming and cost of trials for our products or whether such trials will be conducted at all, completion and receiving favorable resul ts of trials for our products, regulatory action with respect to our products, our projections for funds required for the development and commercialization of our products, market adoption of our products by physicians and patients, the timing, cost or other aspe cts of the commercialization and marketing of our products, and future sales of our products or product candidates. By their nature, forward - looking statements and their implications, involve risks and uncertainties because they relate to event s, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. In addition, historic resul ts of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials wo uld not suggest different conclusions or that historic results referred to in this presentation would not be interpreted differently in light of additional research and clinical and preclinical trials results. Although we believe that we have a reasonable basis for each fo rward - looking statement contained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward - looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of our Annual Report on Form 20 - F filed with the Securities and Exchange Commission on March 31, 2015 and in any subsequent filings with the SEC. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with th e forward - looking statements contained in this presentation, they may not be predictive of results or developments in future perio ds. Any forward - looking statements that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation . Page 2

Introduction □ Today, October 27, 2015, we are reporting an unplanned analysis of the HOPEMD Phase 2 study testing the efficacy and safety of Cabaletta® in patients with o culopharyngeal m uscular d ystrophy (OPMD). □ The HOPEMD Phase 2 was designed as a proof - of - concept open - label clinical study in 74 patients for 24 weeks, following which all patients would be randomized into a treatment arm or non - treatment control group and followed for an additional 12 months in a continuation study. □ Primary objective was to assess the safety and tolerability of Cabaletta. Secondary endpoints were to determine if Cabaletta improves or prevents worsening of OPMD disease markers. □ As previously reported, based upon positive signals seen in the first 25 patients enrolled in Canada and Israel, further recruitment has been terminated, with the aim of beginning a Phase 3 study. □ These 25 patients continue in the HOPEMD Phase 2 study. To date, 22 patients have completed 24 weeks of treatment and of these, 19 have now been randomized into the continuation study. □ Though unplanned by protocol, an interim snapshot analysis was performed on clinical data accumulated as of September 1, 2015 on these 25 patients. These are the results that we present today. □ Given the inexorable and debilitating nature of the disease, our initial goal was to show a reduction the rate of decline in patients , especially with respect to dysphagia (swallowing difficulties) and muscle weakness and function. □ In the interim results we are presenting here, please note that for many endpoints, patients are actually improving . Page 3

Oculopharyngeal Muscular Dystrophy (OPMD ) - A Disease with Significant Morbidities Page 4 Market Size 1 □ 1 - 9 per 100K □ 4,000 - 6,000 in USA □ 1 per 1,000 among French Canadians in Quebec □ 1 per 100K in EU □ 1 per 700 Bukhara Jews in Israel Etiology □ Polyalanine ( PolyA ) expansion mutation in PABPN1 gene leading to intracellular/nuclear protein aggregations in affected muscle cells Competition □ None Overview Dysphagia # 3 Dysphagia operation 39.6% Repeated operation 67% Number of repeated operations 3.5 Patients with Gastrostomy 6.9% Muscle Motor Weakness* # 3 Use of an assistive device 23.6% Walker/Scooter/Wheel chair 5% OPMD Symptoms % 2 Dysphagia (difficulty in swallowing) 100 Tongue atrophy & weakness 82 Lower limb weakness 70 Dysphonia (voice changes) 67 Limitation of upward gaze 61 Facial muscle weakness 43 Upper limb weakness 38 2 Bouchard JP, Brais B, Brunet D, Gould PV, Rouleau GA. Recent studies on oculopharyngeal muscular dystrophy in Quebec. Neuromuscul Disord. 1997;7:S22 – 9 3 University of New Mexico, Clinical Neurosciences Center, Albuquerque, NM 1 www.orph.net ; Youssof , S. MD, 2011 Patient Presentation

Cabaletta A Proprietary IV Formulation of Trehalose Page 5 □ Trehalose is a naturally occurring disaccharide used in the food and pharmaceutical industry as a protein stabilizer • At lower levels, Generally Recognized as Safe (GRAS) food by the FDA and listed in FDA’s Inactive Ingredient Database for subcutaneous and intradermal injection. □ Mechanism of action: protein stabilizer and autophagy enhancer. □ POC of efficacy in several disease models • e .g. OPMD, spinocerebellar ataxias, Huntington’s disease, Parkinson’s disease, and Alzheimer’s disease □ IND granted for OPMD. Orphan Drug designation granted for OPMD & spinocerebellar ataxia in the U.S. and E.U., and Fast Track designation granted for OPMD in the U.S. □ BioBlast targeting PolyA / PolyQ genetic orphan diseases in which intranuclear /intracellular protein aggregates are a hallmark. □ Strong IP related to methods of use, formulation, manufacturing, and disease.

BioBlast HOPEMD Phase 2 Study in OPMD Patients
(NCT02015481)

BioBlast Pharma

Study Title	❖ Multi-Center, Dose-Escalation Phase 2 Study to Assess Safety, Tolerability and Efficacy of Intravenous Cabaletta (IV trehalose) in oculopharyngeal muscular dystrophy (OPMD) Patients
Participating Sites	❖ 2 centers:* • Montreal Neurological Institute, McGill University, Montreal, Canada • Hadassah- Hebrew University Medical Center, Jerusalem, Israel
Study Design & Patient Numbers	❖ Phase 2 open label clinical study: • 25 OPMD patients (originally anticipated ~70) • First 24 weeks: All patients on 300mL of Cabaletta weekly (IV trehalose solution 9%) • Next 12 months: Patients randomized into a treatment & non-treatment arms
Main Inclusion/ Exclusion Criteria	❖ Inclusion Criteria - Moderate dysphagia ❖ Exclusion Criteria - Diabetes



All patients on Cabaletta
Treatment arm
Non-treatment arm
Interim data announced today
6 months
12 months
Total of 18 months

* VFS-PAS reading center is Toronto Rehabilitation Institute

Page 6

BioBlast HOPEMD Phase 2 Study in OPMD Patients
(NCT02015481)

BioBlast Pharma

Main Study Endpoints	Safety/Tolerability	Range of standard safety and metabolic parameters
	Dysphagia	Penetration-Aspiration Score measured by Video Fluoroscopy – VFS-PAS
		Timed Cold Water Drinking Test
	Swallowing Quality of Life	SWAL Quality of Life Questionnaire (SWAL-QOL)
	Lower Extremity Muscle Strength	Lower Extremity Muscle Composite Score (Composite of Foot Extension, Knee Extension and Hip Flexion)
		Foot Extension
		Knee Extension
		Hip Flexion
	Upper Extremity Muscle Strength	Upper Extremity Muscle Composite Score (Composite of Shoulder Abduction and Arm Flexion)
		Shoulder Abduction
		Arm Flexion
	Functional Muscle Test	Arm Lift
		30s Sit-to-Stand
		Stair Climbing

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Summary – Multiple Endpoints Showed Numerical and/or Statistical Improvement vs Baseline

BioBlast Pharma

Dimension	Test	Outcome
Safety/Tolerability	Range of standard safety and metabolic parameters	**No adverse events observed**
Dysphagia	Penetration-Aspiration Score measured by Video Fluoroscopy – VFS-PAS	**10/12 Stable or Improved**
	Timed Cold Water Drinking Test	**Statistically Significant Improvement**
Swallowing Quality of Life	SWAL Quality of Life Questionnaire (SWAL-QOL)	**Statistically Significant Improvement**
Lower Extremity Muscle Strength	Lower Extremity Muscle Composite Score (Composite of Foot Extension, Knee Extension and Hip Flexion)	**Statistically Significant Improvement**
	Foot Extension	**Statistically Significant Improvement**
	Knee Extension	**Statistically Significant Improvement**
	Hip Flexion	**Numerical Improvement**
Upper Extremity Muscle Strength	Upper Extremity Muscle Composite Score (Composite of Shoulder Abduction and Arm Flexion)	**Numerical Improvement**
	Shoulder Abduction	**Numerical Improvement**
	Arm Flexion	**Numerical Improvement**
Functional Muscle Test	Arm Lift	**Statistically Significant Improvement**
	30s Sit-to-Stand	**Statistically Significant Improvement***
	Stair Climbing	**No Meaningful Numerical Improvement**

*Statistically significant improvement in absolute numbers

Page 8

Cabaletta was Observed to be Safe and Well T olerated with No D rug R elated S erious Adverse E vents Page 9 □ Total exposure to Cabaletta - 1092 weeks and 36 patients ▪ 25 OPMD patients ▪ 11 spinocerebellar ataxia type 3 patients (13.5g or 27.0g) □ Mean exposure 30.5 weeks ▪ Min 23 ▪ Max 57 ▪ Median 26 □ No change in safety parameters including physical examination, blood chemistry, ECG, urinalysis, glucose, or insulin. □ Weight Change – Patient weight was generally stable at baseline and at 24 weeks. Mean difference was 56g or 0.4% (not statistically significant ) □ No severe drug related adverse events reported

Page 10 Dysphagia Measured by Penetration Aspiration Scale Using Video Fluoroscopy - The Gold Standard in Evaluating Risk of Aspiration/Death 1 - 2 8 Point Penetration Aspiration Scale Measured by Video Fluoroscopy 3 3. Rosenbek , JC, Robbins, J, Roecker EV, Coyle, JL, & Woods, JL. A Penetration - Aspiration Scale. Dysphagia 11:93 - 98, 1996. 1. Rao N, Brady SL, Chaudhuri G, Donzelli J, Wesling M . Gold - standard? Analysis of the videofluoroscopic and fiberoptic endoscopic swallow examinations . J Appl Res . 2003 ; 3 (1) : 1 - 8 . 2. Stoeckli SJ, Huisman TAGM, Seifert B, Martin - Harris BJW. Interrater reliability of videofluoroscopic swallow evaluation. Dysphagia. 2003;18(1):53 - 57. doi:10.1007/s00455 - 002 - 0085 - 0.

Dysphagia Measured by Penetration Aspiration Score Using Video Fluoroscopy - 10 of 12 Patients Showed Stabilization or Improvement* -4 -3 -2 -1 0 1 2 3 1 2 3 4 5 6 7 8 9 10 11 12 <0 = Deterioration (Failure) =>0 = Stable/Improved (Success) Page 11 Change in VFS - PAS Score Note : Each horizontal bar represents an individual patient (n=12) and their change in VFS - PAS Score from baseline through end of protocol Deteriorated Stable Improved Stable or Improved Total Total * 16% (2) 33% (4) 50% (6) 83% (10) 100% (12) * Note: In paretheses is the number of patients Number of Patients Per Site Canadian Site 2 2 3 5 7 Israel Site 1, 2 0 2 3 5 5 1 5 Israeli patients who did not have a scheduled baseline score had an unscheduled VFS-PAS evaluation performed after being on treatment for varying amounts of time ranging from one to four months. The results of this unscheduled evaluation were compared to the results obtained after 24 weeks of therapy. 2 7 Israeli baseline VFS-PAS measurements were uninterpretable due to faulty radiological procedure & were excluded from the interim data set. * Patient #1 - 7 = patients at Canadian site. Patient #8 - 12 = patients at Israeli site.

Dysphagia Measured by Timed Cold Water Drinking Test
- A Highly Sensitive Test for Measuring Risk of Aspiration

BioBlast Pharma

80mL Cold Water





- Measures severity of dysphagia with use of large amounts of fluid reflecting real life situations (80mL) with fluid consistency different from VFS-PAS test
- Well validated and easy-to-administer test for, among others, OPMD patients
- As with VFS-PAS test, a significant number of papers proving high test sensitivity (1-3)
- In recent comprehensive literature review, cold water drinking test identified as single most sensitive screening test readily available to clinicians (3)

1. Nathadwarawala KM, Nicklin J, Wiles CM. A timed test of swallowing capacity for neurological patients. *J Neurol Neurosurg Psychiatry*. 1992;55(9):822-825.
2. DePippo KL, Holas MA, Reding MJ. Validation of the 3-oz water swallow test for aspiration following stroke. *Arch Neurol*. 1992;49(12):1259-1261.
3. O'Horo JC, Rogus-Pulia N, Garcia-Arguello L, Robbins J, Safdar N. Bedside diagnosis of dysphagia: a systematic review. *J Hosp Med*. 2015;10(4):256-265. doi:10.1002/jhm.2313.

Page 12

0 5 10 15 20 25 30 35 40 Wk 1 Post-Treatment Mean % Improvement in # of Seconds from Baseline Dysphagia Measured by Timed Cold Water Drinking Test - A Statistically Significant Improvement of 35.3% vs Baseline (p<0.0001) Page 13 Statistically significant % Improvement 4.2% 35.3% Weeks on Therapy Mean 1 P-Value* 1 -4.23 0.5391 24 -35.28 <0.0001 1 % change in drinking time (sec) vs baseline * <0.05 = statistically significant Note: n=20 = Statistically Significant

Swallowing Quality of Life – A Statistically Significant Improvement from Baseline at 24 Weeks (p=0.0448) Page 14 Statistically significant Note : Improvement in Timed Cold Water Drinking Test correlated with SWAL - QOL severity of symptoms (correlation= - 0.4431, p=0.0504 for absolute change, and correlation= - 0.4474, p=0.0479 for % change in symptom severity . Mean 1 P-Value* Post-treatment Improvement from Baseline 12.06 0.0448 1 % change in SWOL-QOL Score vs baseline Note: n=21 * <0.05 = statistically significant = Statistically Significant 50 52 54 56 58 60 62 Baseline Post Treatment 54.0 61.4 SWAL - QOL Score Improvement 12.1% improvement SWAL - QOL Score

Page 15 Shoulder Abduction Arm Flexion Hip Flexion Knee Extension Foot Extension Arm Lift A Total of Eight Muscle Strength & Function Tests Were Included In the Protocol Upper Extremity Muscle Strength Tests Lower Extremity Muscle Strength Tests Muscle Function Tests Sit - to - Stand Stair Climb Tests done using Digital hand - held dynamometer, model Hoggan MicroFET2™ manual muscle tester.

Lower Extremity Muscle Composite Score – A Statistically Significant Improvement of 13.4% vs Baseline (p=0.0059) Page 16 Statistically significant Mean 1 SD 2 P-Value 3 Lower Extremities Kg 1.9 2.66 0.0068% 13.4 18.63 0.0059 Foot Extension Kg 2.3 4.52 0.0401% 24.3 47.26 0.0381 Knee Extension Kg 2.4 3.31 0.0049% 13.9 19.34 0.0058 Hip Flexion Kg 0.5 2.43 0.4280% 3.5 18.15 0.4348 1 Change in muscle strength (Kg or %) vs baseline; 3 <0.05 = statistically significant 2 Standard Deviation Note: n=17 for hip; 19 for knee, foot & lower extremities = Statistically Significant 3.5 13.9 24.3 13.4 0 5 10 15 20 25 30 HIP FLEXION KNEE EXTENSION FOOT EXTENSION LOWER EXTREMITY COMPOSITE % Improvement in Lower Extremity Muscles and Composite Score versus Baseline % Change

Page 17 11.1 15.1 12.9 0 2 4 6 8 10 12 14 16 SHOULDER ABDUCTION ARM FLEXION UPPER EXTREMITY COMPOSITE % Improvement in Upper Extremity Muscle Strength and Composite Score versus Baseline Upper Extremity Muscle Composite Score – A Positive Trend of 12.9% Improvement vs Baseline (p=0.08) Mean 1 SD 2 P-Value 3 Upper Extremities Kg 1.5 3.65 0.8950% 12.9 30.74 0.0836 Arm Flexion Kg 1.8 4.4 0.0943% 15.1 37.7 0.0982 Shoulder Abduction Kg 1.2 3.34 0.1284% 11.1 28.38 0.1064 1 Change in muscle strength (Kg or %) vs baseline; 3 <0.05 = statistically significant 2 Standard Deviation Note: n=19 = Statistically Significant % Change

Page 18 Functional Muscle Tests – A Positive Improvement in Two of Three Endpoints vs Baseline Mean 1 SD 2 P-Value 3 Arm Lift % 17.6 28.8 0.0191 Stair Climb % 0.3 29.9 0.9666 30s Sit-to-Stand % 14.1 30.74 0.0682 1 % Change in muscle function test vs baseline; 3 <0.05 = statistically significant 2 Standard Deviation Note: n=18 = Statistically Significant Statistically significant 0 2 4 6 8 10 12 14 16 18 % Change from BL % Change from BL % Change from BL Arm lift -times Stair climb time Sit-stand times 17.6 0.3 14.1 Mean % Improvement in Functional Muscle Tests versus Baseline % Change p=0.0682, absolute change p=0.0160

0.0 10.0 20.0 30.0 40.0 50.0 60.0 70.0 80.0 90.0 VFS-PAS Responders VFS-PAS Improvers 83.0 50.0 Page 19 First time a therapeutic has demonstrated potential to improve dysphagia in OPMD, an inexorable and deteriorating disease Summary : 83% of OPMD Patients Treated with Cabaletta were Stable or Improved As Measured By VFS - PAS versus Baseline -- 50% Showed Improvement 10/12 were stable or improved; 6/12 improved. Note slide #11 for more detail on Canadian and Israeli patients Percent Change in VFS - PAS Score vs Baseline % Change

Page 20 35.3 12.1 13.4 24.3 13.9 3.5 12.9 11.1 15.1 17.6 14.0 0.3 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 Summary – Multiple Efficacy Endpoints Showed Statistical and/or Numerical Improvement vs Baseline Statistically significant p=0.0682, absolute change p=0.0160 Percent Improvement in Endpoints Versus Baseline (See Previous Graph for VFS - PAS) % Improvement

□ HOPEMD Phase 2 unplanned analysis shows that Cabaletta is safe and well tolerated. No drug - related serious adverse events identified in over 1092 weeks of drug exposure among 36 patients. □ This is the first time that pharmacotherapy has been observed to potentially improve clinically - measured functions known to be associated with OPMD (dysphagia & muscle strength and function). □ Multiple endpoints reached statistically significant improvements in a relentlessly progressive disease. □ Multiple other endpoints showed numerical improvement or a positive trend. □ Patients now continue with the randomization discontinuation protocol with the expectation of study read - out in Q4, 2016. □ BioBlast anticipates initiating a double - blind placebo controlled Phase 3 study with Cabaletta in OPMD following discussions with the FDA. Summary - BioBlast HOPEMD Phase 2 Study Interim Conclusions Page 21

Cabaletta in OPMD: Anticipated Phase 3 Study Design* Page 22 Locations □ Multicenter (US - 6 centers; Canada – 3 centers) Study Design □ Phase 3 clinical trial □ Placebo controlled double blind study □ ~80 patients (Canada – 35; US – 45) □ Weekly 300mL of Cabaletta ( trehalose solution 9%) treatment group and a control group End Points □ Efficacy • Dysphagia (video fluoroscopy and penetration aspiration scale [P - A scale]) • Timed Cold Water Drinking test • Muscle Strength & Function tests □ Safety, tolerability; QOL Study Length □ 12 months (9 months plus 3 month open label continuation phase) Current Status □ Phase 3 study start anticipated following discussions with regulatory authorities * To be discussed with regulatory authorities and therefore is open to change

Cabaletta – OPMD Milestones 2015 - 2016 Protein Stabilizing Platform Anticipated Date OPMD HOPEMD Phase 2 study – 6 months of treatment completed Q4, 2015 OPMD Anticipated Phase 3 study start (12 month study) 2016* OPMD HOPEMD Phase 2 study read - out Late 2016 Page 23 * Anticipated date contingent upon regulatory discussions

BioBlast Pipeline – Cabaletta for OPMD is our Lead Drug Candidate/Indication Platform Drug Candidate Indication Preclinical Phase 2 Phase 3 # of Patients Protein Stabilizing Platform Cabaletta Oculopharyngeal muscular dystrophy (OPMD) • <6K (US); 1 per 1000 French Canada 1 • 1 - 9 per 100K 2 Spinocerebellar ataxia type 3 (SCA3; Machado Joseph) • 3K - 6K (US); • 1 - 2 per 100K 2 Read - Through Platform BBrm02 Spinal muscular atrophy (SMA) • >30,000 (US) & more in EU • 1 per 6 - 10K 2 Mitochondrial Protein Replacement Platform BB - FA Friedreich’s ataxia • ~ 15,000 (WW) • 1 per 20 - 50K 2 BB - OTC Ornithine transcarbamylase deficiency (OTCD) • ~ 4,000 (US) • 1 - 9 per 100K 2 Page 24 Anticipate Phase 1/2a starting 2016 3 Protein Stabilizing Platform BBrm Platform mPRT Platform Anticipate Phase 3 starting in 2016 3 Anticipate Phase 3 starting in 2016 3 1 Youssof , S. 2011 Patient Presentation; 2 www.orpha.net.com ; 3 C ontingent upon discussions with regulatory authorities

Appendix Page 25

Cabaletta Exposure – OPMD + SCA3 Studies (as of October 2015) □ 25 patients were recruited to the current OPMD study and received 300mL of Cabaletta weekly (IV trehalose solution 9%) • 14 in Israel and 11 in Canada • 22 patients completed 24 weeks of therapy with Cabaletta and 19 out of them elected to continue into the 12 months continuation protocol • 1 patient died due to aspiration not related to the Cabaletta • 3 are ongoing • No drug related SAE events were reported □ 11 patients with SCA3 have received trehalose in doses of 13.5. or 27.0g for 1 - 8 months with no drug related safety events □ Total exposure 1092 weeks □ Mean exposure 30.5 weeks • Min 23 • Max 57 • Median 26 Page 26

Insulin Time (h) 0 1 2 3 4 5 Conc (µIU/mL) 4 6 8 10 12 Glucose Time (h) 0 1 2 3 4 5 Conc (mg/dL) 80 90 100 110 Cabaletta Safety Profile* □ No change in glucose or insulin levels in blood □ Trehalose is metabolized by kidney to glucose and excreted after administration Page 27 * BioBlast data on file

Page 28 Rats Humans Rats 0 200 400 600 800 1000 1200 1400 0 4 8 12 Concentration (µg/mL) Time (h) Mean Plasma Concentration (µg/mL) of Trehalose after IV or PO Administration in Rats Mean IV Mean PO 0.00 0.50 1.00 1.50 2.00 2.50 3.00 3.50 4.00 4.00 8.00 24.00 48.00 plasma Concentrations (µg/mL) and Muscle Concentrations (µg/g) Time (hr) Plasma and Muscle Concentrations of Trehalose after 1g/kg IV Administration Plasma Muscle Rats 0 1 2 3 4 5 6 7 4.00 8.00 24.00 Concentration (Plasma ug/mL; Brain, ug/g) Time (Hr) Plasma and Brain Concentrations of Trehalose after 1g/kg IV Administration Plasma Brain Trehalose plasma concentration after IV infusion of 27 g Cabaletta to OPMD patients (N= 14 subjects) Rats Preclinical Rat PK Studies* Show That Delivery of Trehalose b y IV Result in Significant Muscle and Nerve Cell Concentrations * BioBlast data on file Page 28

Animal Proof of Concept: Trehalose in OPMD* Page 29 Trehalose reduces the percentage of cells with inclusion bodies and with abnormal nuclei in mouse model of OPMD Trehalose prevents deterioration in muscle strength in mouse model of OPMD * E . Davies, S. Sarkar, and D.C. Rubinsztein, Trehalose reduces aggregate formation and delays pathology in a transgenic mouse model of oculopharyngeal muscular dystrophy, Hum Mol Genet. 15(2006) 23 - 31 . Placebo Placebo Placebo + Trehalose Placebo + Trehalose P < 0.05 P < 0.05 Percent of cells that are dead

Muscle Strength – A Comparison of OPMD Patients At Baseline vs Age & Gender Standards Shows Greatest Deterioration of in Knee, Shoulder and Arm Strength*

BioBlast Pharma

Muscle group	% From Adjusted Age & Gender Standard at Baseline
Hip Flexion(Left)	78.75
Hip Flexion (Right)	80.88
Shoulder Abduction (Left)	66.15
Shoulder Abduction (Right)	65.07
Knee Extension (Left)	61.23
Knee Extension (Right)	61.33
Arm Flexion (Left)	74.32
Arm Flexion (Right)	72.30

* BioBlast data on file; Phys Ther. 1996 Mar;76(3):248-59 (Andrews AW, Thomas MW, Bohannon RW)

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